TIAA-CREF Individual & Institutional Services, LLC 730 Third Avenue 6th Floor New York, NY 10017-3206	Julian D’Ambrosi Chairman/President/CEO, TIAA-CREF Individual & Institutional Services, LLC 908-370-7708 (tele) julian.dambrosi@tiaa.org
April 27, 2026

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Catherine DeLorenzo

Re: TIAA Real Estate Account Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 (as amended, the “Registration Statement”) (File No. 333-294258)

Ladies and Gentlemen:

    Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as principal distributor for the TIAA Real Estate Account (the “Company”), hereby joins a request by Teachers Insurance and Annuity Association of America, on behalf of the Company, to accelerate the effectiveness date of the Company’s above-captioned Registration Statement for certain variable annuity contract accumulation units as soon as reasonably practicable by 9:00 a.m. EDT on Friday, May 1, 2026.

Very truly yours,

TIAA-CREF INDIVIDUAL & INSTITUTIONAL
SERVICES, LLC

By: /s/ Julian D’Ambrosi
Name: Julian D’Ambrosi
Title: Chairman/President/CEO
cc: F. Scott Thomas, Esq. (via interoffice)